Mail Stop 4561

June 23, 2009

James R. Boldt
Chief Executive Officer
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, NY 14209

> **Re:** **Computer Task Group, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 3, 2009**
> **Filed May 1, 2009**
> **File No. 001-09410**

Dear Mr. Boldt:

We have reviewed your response letter dated May 21, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 3, 2009)

How Executive Compensation is Determined, page 13

1.   We note your response to prior comment number 13 indicating that the "surveying methods used to compile the Towers Perrin's compensation report . . . do not constitute 'benchmarking' for which disclosure of component companies is required…." However, we note your statement on page 14 that Towers Perrin identified a competitive range based on a "sample of firms" drawn from Towers Perrin's larger database, which approximates the statistical mean of the sample

and which tends to fall within approximately fifteen percentage points on either side of the statistical mean. You further state that the Compensation Committee "used the Towers Perrin study, in conjunction with the Company's overall long-term financial and operating objectives for 2008, <u>to set total compensation for the CEO</u>." It appears from this disclosure and from your response to prior comment number 14 regarding how the competitive range information is used by the compensation committee, that the compensation information obtained from Towers Perrin was used in part as a reference point, or benchmark, on which to base, justify or provide a framework for a compensation decision and not for a more general purpose, such as to obtain a general understanding of current compensation practices. It appears, therefore, that the "sample of firms" (not the 820 companies comprising the database) that were used to establish the competitive range, which was in turn used to set compensation, should be disclosed.

<u>Form 10-Q for the Fiscal Quarter Ended April 3, 2009</u>

<u>Item 4. Controls and Procedures</u>

<u>Changes in Internal Control over Financial Reporting, page 18</u>

2.   You state that there were no changes in your internal control over financial reporting "in connection with the Company's 2009 first quarter evaluation" that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if true, that there were no such changes that occurred during the fiscal quarter ended April 3, 2009. Please provide a representation that you will disclose in future filings whether any such changes occurred during your last fiscal quarter or the fourth fiscal quarter in the case of an annual report. Refer to Item 308(c) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief